CAZOO

Search. Drive. Smile.

Investor Presentation

February 2022

Disclaimer

This presentation (this "Presentation") is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential investment in Cazoo Group Ltd ("Cazoo") and for no other purpose. By accepting this Presentation, the recipient acknowledges and agrees that all of the information contained herein is confidential, that the recipient will use such information only for the purpose of evaluating a potential investment in Cazoo, and that the recipient shall not distribute, disclose or use such information in any way detrimental to Cazoo. This Presentation is being distributed solely for the consideration of sophisticated potential investors who are institutional accredited investors with sufficient knowledge and experience in investment, financial and business matters and the capability to conduct their own due diligence investigation and evaluation in connection with a potential transaction. No representations or warranties, express or implied are given in, or respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will Cazoo or any of its subsidiaries, shareholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. This Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Cazoo. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision.

Forward-Looking Statements
The statements contained or referred to in this Presentation may include "forward-looking statements" within the meaning of the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.
Many factors could cause actual future events to differ materially from the forward-looking statements in this Presentation, including but not limited to: (1) realizing the benefits expected from the business combination with Ajax I (the "Business Combination"); (2) achieving the expected revenue growth and effectively managing growth; (3) executing Cazoo's expansion strategy in Europe; (4) acquiring and integrating other companies; (5) achieving and maintaining profitability in the future; (6) having access to suitable and sufficient vehicle inventory for resale to customers and for Cazoo's subscription offering and reconditioning and selling inventory expeditiously and efficiently; (7) expanding Cazoo's subscription offering; (8) increasing Cazoo's service offerings and price optimization; (9) effectively promoting Cazoo's brand and increasing brand awareness; (10) expanding Cazoo's product offerings and introducing additional products and services; (11) enhancing future operating and financial results; (12) acquiring and protecting intellectual property; (13) attracting, training and retaining key personnel; (14) complying with laws and regulations applicable to Cazoo's business; (15) successfully deploying the proceeds from the Business Combination; and (16) other risks and uncertainties set forth in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in the registration statement on Form F-1 and the prospectus included therein filed by Cazoo Group Ltd. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the Securities and Exchange Commission (the "SEC"). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Industry and Market Data
This Presentation includes market data and other statistical information from sources believed by Cazoo to be reliable, including independent industry publications, governmental publications or other published independent sources. Some data is also based on the good faith estimates of Cazoo, which in each case are derived from its review of internal sources as well as the independent sources described above. Although Cazoo believes these sources are reliable, Cazoo has not independently verified the information and cannot guarantee its accuracy and completeness.

Financial Information; Non-IFRS Financial Measures
Certain of the financial information and data contained in this Presentation has not been prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board. You should review Cazoo's audited financial statements, which are included in the company's filings with the SEC.

No Offer or Solicitation
This Presentation does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction, or pursuant to an available exemption from registration or qualification.

Use of Guidance and Projections
Any financial information in this Presentation (including specifically guidance and projections) that are forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Cazoo's control. While such information, guidance and projections are necessarily speculative, Cazoo believes that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. All subsequent written and oral forward-looking statements concerning Cazoo or other matters and attributable to Cazoo or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements.

Trademarks
This Presentation contains trademarks, service marks, trade names and copyrights of Cazoo and of other companies, which are the property of their respective owners.

Contents

Progress to date

The size of the opportunity

Significant new funding

Financial performance and guidance

What we have achieved over the last 2 years

Retail Units Sold	Countries of Operation	Total Subscribers	Trustpilot 14k+ Reviews
50,000+	5	~10,000	4.8/5.0

In-house Reconditioning Sites	Reconditioning Capacity p.a.	Total Employees	UK Brand Awareness
11	~250k	4,000+	76%

Note: Vehicles sold and Subscribers since launch in Dec 19, as of Jan 22. Employees, reconditioning capacity, reconditioning sites as of Jan 22, UK Brand Awareness as of Oct 21 per Kantar Brand Tracker.

Progress over the last 12 months

Launched fully integrated **subscription service**

Taken UK reconditioning **fully in house**

Launched **direct car buying** channel

Grown from 1 to **11 in-house reconditioning sites** across UK and EU

Launched Cazoo in **France** and **Germany**

Acquired great businesses & teams in **Italy** and **Spain**

Established market leading operations and logistics in the UK


Cazoo Customer Centre
Vehicle Preparation Centre
Head Office
Support Centre
Cazoo Hubs



In-House Reconditioning Capacity

120k+ cars per annum today 10 locations with scope to reach 250k+ cars per annum

Best-in-class operations & UK-wide infrastructure


CAZOO

Customer Centres

21 open

Collection, distribution, storage, servicing, brand & engagement



Delivery Infrastructure

250+ fleet of car transporters

Unique delivery & collection experience that delights customers

Executed key M&A to enhance capabilities and expand TAM

Jul-2020 – IMPERIAL CARS
Expand infrastructure and retail locations across the UK

Jan-2021 – DROVER
Expand into subscription offering and into France via acquisition of leading car subscription platform in UK and France

Feb-2021 – smart fleetsolutions
Move reconditioning capabilities in-house via acquisition one of the UK's leading reconditioning specialists

Feb-2021 – CLUNO
Expand into Germany via acquisition of one of Europe's leading car subscription platforms

Sep-2021 – cazana
Boost Cazoo's data capabilities and enhance technical capabilities

Sep-2021 – SMH Fleet Solutions
Expand operations and infrastructure in the UK, supporting acceleration of move in-house of reconditioning capabilities

Oct-2021 – VANS 365
Expand into commercial vehicles, a new customer proposition

Nov-2021 – SWIPCAR
Expand into Spain via acquisition of leading Spanish car subscription player

Jan-2022 – brumbrum
Expand into Italy via acquisition of leading Italian used car retail & subscription player

Headline FY2021 results

Total Units Sold	Revenue[1]	Customer Engagement
~49,500 Total Units Sold FY 2021	**£665m+** Revenue FY 2021	**4.8 / 5.0** 14k+ Reviews on Trustpilot
~230% YoY Growth	**300%+** YoY Growth	**76%** National Brand Awareness[2]

[1] Note: Financial information and data is unaudited and subject to change. [2] Source: Kantar Brand Tracker as of Oct 21.

We are addressing a massive market opportunity

TAM



>£300bn TAM
1st 5 target countries
£100bn+
£200bn+
~£175bn
£475bn+
"Big 4"
Rest of Europe
EU TAM

# of used car transactions per annum

~8m + ~18m + ~13m = ~39m

Medium and Long Term Targets

	Medium Term				Long Term
	UK	Big 4	ROE	Total	Total
Market Share	3%	1%	-	-	**5%**
Retail Units	~240k	~180k	-	~420k	**~2m**
Retail GPU	£2k	£1.5k	-	-	**£3k**
GP Potential	~£480m	~£270m	-	~£750m	**~£6bn**

Source: OC&C estimate for Europe and UK retail Used Cars market in 2019 and number of used cars sold per annum as of 2018. OC&C, CCFA, L'Argus, KBA, DAT, UNRAE, Autobiz, Faconauto, Febiac, Statistik Austria, VWE, Samar, Omnipret, ACEA, UNECE, World Bank, SMMT. Management estimates for future projections and market share at scale. Note: These forward-looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results.

$630m convertible provides cash balance to support continued execution of the strategy

Size	• $630 million
Security	• Convertible senior unsecured notes, convertible into Class A ordinary shares of Cazoo, offered as a private placement
Key Terms	• **Ranking**: Senior unsecured obligations and rank pari passu with any other senior unsecured indebtedness • **Maturity**: 5 years • **Coupon**: 2.0% • **Conversion Price**: $5.00 (which represents approximately a 20% premium to the trailing 5 trading day VWAP of the shares)[1] • **Provisional Call Right**: Non-callable for 3 years, provisionally callable thereafter at 150% of conversion price without make-whole ***At closing, a Current Report on Securities and Exchange Commission ("SEC") Form 6-K will be filed with the SEC which will describe the investment in additional detail, including exhibits with copies of associated transaction documentation.***
Use of Proceeds	• The Company receives gross proceeds of **$630 million** which are intended to be used to support the Company's continued growth and expansion strategy, for general corporate purposes and to pursue strategic opportunities that may arise
PF Cash Balance	• The new proceeds, combined with Cazoo's existing cash and cash equivalent position of ~$260 million as of December 31, 2021, will leave the Company with a pro forma cash balance approaching **$900 million** following the Transaction
Investors	• The Transaction is led by new investor Viking Global Investors alongside participation from several existing shareholders including Mubadala Investment Company, D1 Capital and Willoughby Capital as well as other new and existing investors

[1] Market data as of 09-Feb-22

Performance and guidance

	2020	2021	2022 Guidance	Long Term Target
Retail units sold	~12k	34.7k+	100k+	~2m
Revenue	£162m	£665m+ 300%+ YoY Growth	£2bn+ ~200% YoY Growth	~£40bn
Retail GPU [1]	£(229)	~£450	~£900	~£3k

Note: Forward-looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. 2021 financial information and data is unaudited and subject to change.
[1] Retail GPU for 2020, 2021, and 2022 is UK only.

The building blocks to increase GPU

Retail GPU[1] (£)


~2,000
More purchasing direct from consumer
Greater reconditioning efficiencies
Improving # of days to sale
Increasing finance attachment rate
Growing ancillary revenue streams
Bringing financing in-house
Current Retail GPU
Retail GPU Improvements
Medium Term GPU Target
Additional Improvements

Note: Forward-looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. (1) Retail GPU defined as retail and ancillary gross profit divided by retail units sold.

Summary

We have accomplished an enormous amount in the two years since launch

We have established a market leading platform, team, brand, and infrastructure in the UK

We are incredibly well positioned to capture the huge opportunity across the UK and EU

We have put all the building blocks in place and have great momentum into 2022 and beyond!